                                        EXHIBIT A.9






















Annual Report 1998
New England Electric Transmission Corporation


A Subsidiary of
New England Electric System



















                   [LOGO] New England Electric Transmission Corp.
                                                   A NEES company

NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
9 Lowell Road
Salem, New Hampshire 03079

Directors
(As of January 1, 1999)

Alfred D. Houston                  Richard P. Sergel
Chairman of New England            President and Chief Executive
Electric System                    Officer of New England
                                   Electric System
Cheryl A. LaFleur
Senior Vice President, General
Counsel, and Secretary
of New England Electric System


Officers
(As of January 1, 1999)

Richard P. Sergel                  Kirk L. Ramsauer
President of the Company and of    Secretary of the Company and
certain affiliates and President   of certain affiliates and
and Chief Executive Officer of     Assistant Secretary, Clerk or
New England Electric System        Assistant Clerk of certain
                                   affiliates
Christopher E. Root
Vice President of the Company      Howard W. McDowell
and of certain affiliates and      Controller of the Company and
Senior Vice President of           of certain affiliates, Senior
certain affiliates                 Vice President of an
                                   affiliate, Treasurer or
Masheed H. Rosenqvist              Assistant Treasurer of
Vice President of the Company      certain affiliates and
and of certain affiliates          Assistant Secretary of
                                   an affiliate
John G. Cochrane
Treasurer of the Company and
of certain affiliates, Assistant
Treasurer of an affiliate,
Vice President of an affiliate
and Treasurer of New England
Electric System









   This report is not to be considered an offer to sell or buy or solicitation of an offer to sell or buy any security.

NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
Statements of Income
=============================================================================
Year ended December 31 (In thousands)                     1998       1997
=============================================================================
Operating revenue                                       $9,611     $9,680
                                                        ------     ------
Operating expenses:
   Operation                                             1,003      1,341
   Maintenance                                             323        196
   Depreciation and amortization                         4,688      4,688
   Taxes, other than income taxes                          418        406
   Income taxes                                            515        (20)
                                                        ------     ------
        Total operating expenses                         6,947      6,611
                                                        ------     ------

Operating income                                         2,664      3,069
Other income (expense), net                                  4          -
                                                        ------     ------
        Operating and other income                       2,668      3,069
                                                        ------     ------

Interest:
   Interest on long-term debt                            1,673      2,080
   Other interest                                          182        129
                                                        ------     ------
        Total interest                                   1,855      2,209
                                                        ------     ------

Net income                                              $  813     $  860
                                                        ======     ======


Statements of Retained Earnings
=============================================================================
Year ended December 31 (In thousands)                     1998       1997
=============================================================================

Retained earnings at beginning of year                  $  310     $  244
Net income                                                 813        860
Dividends declared on common stock, $10,350 and
    $7,000 per share, respectively                        (957)               (735)
Repurchase of common stock                                 (42)                (59)
                                                        ------     ------
Retained earnings at end of year                        $  124     $  310
                                                        ======     ======

Per share data is not relevant because the Company's common stock is wholly owned by New England Electric System.


The accompanying notes are an integral part of these financial statements.

NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
Balance Sheets
=============================================================================
At December 31 (In thousands)                             1998       1997
=============================================================================
Assets
Utility plant, at original cost                        $91,168    $91,168
   Less accumulated provisions for depreciation         56,786     52,098
                                                       -------    -------
        Net utility plant                               34,382     39,070
                                                       -------    -------
Current assets:
   Cash                                                     20         13
   Accounts receivable (including $13 and $3 from
    affiliates)                                             13         66
   Materials and supplies, at average cost                  78         86
   Other current assets                                    417          -
                                                       -------    -------
        Total current assets                               528        165
                                                       -------    -------
Deferred charges and other assets                          301        341
                                                       -------    -------
                                                       $35,211    $39,576
                                                       =======    =======
Capitalization and Liabilities
Capitalization:
   Common stock and related premium, par
    value $5 per share,
      Authorized - 300 shares
      Outstanding - 90 and 100 shares                  $    90    $   100
   Other paid-in capital                                 2,160      2,400
   Retained earnings                                       124        310
                                                       -------    -------
        Total common equity                              2,374      2,810
   Long-term debt                                       11,616     16,240
                                                       -------    -------
        Total capitalization                            13,990     19,050
                                                       -------    -------
Current liabilities:
   Long-term debt due within one year                    4,624      4,624
   Short-term debt to affiliates                         3,425      2,400
   Accounts payable (including $62 and $297 to
    affiliates)                                            143        416
   Accrued liabilities:
      Taxes                                                417         13
      Interest                                              77         82
   Dividends payable                                       203        200
                                                       -------    -------
        Total current liabilities                        8,889      7,735
                                                       -------    -------
Deferred federal and state income taxes                  8,508      8,412
Unamortized investment tax credits                       2,981      3,387
Other reserves and deferred credits                        843        992
                                                       -------    -------
                                                       $35,211    $39,576
                                                       =======    =======

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
Statements of Cash Flows
=============================================================================
Year ended December 31 (In thousands)                     1998       1997
=============================================================================
Operating activities:
Net income                                             $   813    $   860
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                         4,688      4,688
   Deferred income taxes and investment tax
    credits, net                                          (459)               (448)
   Decrease (increase) in accounts receivable               53        (66)
   Decrease (increase) in materials and supplies             8         31
   Increase (decrease) in accounts payable                (273)                 97
   Increase (decrease) in other current liabilities        399       (497)
   Other, net                                             (377)                 55
                                                       -------    -------
        Net cash provided by operating activities      $ 4,852    $ 4,720
                                                       -------    -------

Financing activities:
Dividends paid on common stock                         $  (954)            $  (715)
Long-term debt - retirements                            (4,624)             (4,624)
Changes in short-term debt                               1,025      1,150
Reacquired common stock                                   (292)               (559)
                                                       -------    -------
        Net cash used in financing activities          $(4,845)            $(4,748)
                                                       -------    -------

Net increase (decrease) in cash and cash equivalents              $     7       $   (28)
Cash and cash equivalents at beginning of year              13         41
                                                       -------    -------
Cash and cash equivalents at end of year               $    20    $    13
                                                       =======    =======

Supplementary Information:
Interest paid less amounts capitalized                 $ 1,820    $ 2,179
                                                       -------    -------
Income taxes paid                                      $   570    $   578
                                                       -------    -------











The accompanying notes are an integral part of these financial statements.

NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
Notes to Financial Statements

Note A - Organization and Purpose

New England Electric Transmission Corporation (the Company) is a wholly owned subsidiary of New England Electric System (NEES), formed in 1981 to build, own, and operate a major portion of an initial international transmission interconnection between the electric systems of Hydro-Quebec and New England (Phase I). The Phase I interconnection arrangements with Hydro-Quebec provide 690 megawatts (MW) of transfer capability. The interconnection went into commercial operation in October 1986. The Company's portion of the interconnection consists of a direct current/alternating current converter terminal, related facilities and six miles of high voltage direct current transmission line in New Hampshire. The Company is subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission (FERC), the New Hampshire Public Utilities Commission, and the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (1935 Act).

Under a support agreement between the Company and all participating electric utilities and participating municipal electric companies in New England, including, New England Power Company (NEP), an affiliate, participants have certain rights in the interconnection based on their participating shares as defined in such agreements and are required to make support payments for their share of the costs of the project.

In the event of a failure by any participant to make support payments, the remaining participants would assume, pro rata, their share of support payments and will receive a like increased share of project benefits. The maximum increase in any participant's share of payments and benefits, without its consent, is 50 percent of such participant's original share. In the event the project facilities are removed from commercial operation for any reason, each participant is contractually committed to pay its pro rata share of the Company's net investment in the project.

In November 1990, a second phase of the interconnection (Phase II) went into service. Phase II was constructed by affiliated companies and increased the transfer capability of the combined interconnection to 2,000 MW. Pursuant to additional Phase II contractual arrangements with Hydro-Quebec, energy deliveries from Quebec have significantly increased. Under Phase II operations, the Phase I converter terminal currently operates as a back-up for the Phase II converter terminals. The six mile transmission line owned and operated by the Company continues to be an integral part of the expanded interconnection.

Note B - Significant Accounting Policies

1. System of Accounts:

The accounts of the Company are maintained in accordance with the Uniform System of Accounts prescribed by regulatory bodies having jurisdiction.

2.  Basis of Financial Statement Presentation:

The support agreement described above constitutes a direct financing-type capital lease in accordance with guidelines established by the Financial Accounting Standards Board. However, due to the structure of the support agreement, whether the agreement is accounted for as a capital lease or not would have no material impact on total assets, total liabilities, or net income. Accordingly, these financial statements have been presented consistent with standard utility regulatory accounting practice rather than in accordance with the rules applicable to capital leases.

In preparing the financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities and disclosures of asset recovery and contingent liabilities as of the date of the balance sheets and revenues and expenses for the period. These estimates may differ from actual amounts if future circumstances cause a change in the assumptions used to calculate these estimates.

3. Utility Plant:

Pursuant to written agreements, the Company has made certain improvements to the transmission facilities of others, principally NEP. These improvements were necessary for the efficient operation of the interconnection. Title for these improvements, which represent a net investment of approximately $5 million at December 31, 1998, is not held by the Company. However, pursuant to the terms of the support agreement, the Company has effective financial ownership of these facilities and, as a result, has included such amounts in "Utility plant."

4. Related Party Transactions:

The Company's other facilities are located on land leased from NEP, pursuant to leasing arrangements that are coterminous with the support agreement (see Note A), which have been approved by regulatory authorities. Net billings from NEP for this lease and other billings from NEP are immaterial.

New England Power Service Company, an affiliated service company operating pursuant to the provisions of Section 13 of the 1935 Act, furnished services to the Company at the cost of such services. These costs amounted to $879,000 and $451,000 in 1998 and 1997, respectively. None of these costs were capitalized in 1998 or 1997.

5. Depreciation:

In accordance with the support agreement, depreciation is provided on a straight-line basis over a 235-month period, the term of the Company's long-term debt, beginning with the in-service date of the project of October 1, 1986. New additions to plant are depreciated over the remaining term of the Company's long- term debt.

6. Cash:

The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash.

Note C - Income Taxes

The Company and other subsidiaries participate with NEES in filing consolidated federal income tax returns. In accordance with the NEES intercompany tax allocation agreement and the provisions of the support agreement, the increase or reduction in the consolidated current tax liability resulting from the inclusion of the Company in the consolidated federal income tax return is paid by or to the Company. Federal income tax returns have been examined and reported on by the Internal Revenue Service through 1993.

Total income taxes in the statements of income are as follows:
=============================================================================
Year ended December 31 (In thousands)                     1998                1997
=============================================================================
Income taxes charged to operations                       $ 515               $ (20)
Income taxes charged to other income                         2                   -
                                                         -----               -----
   Total income taxes                                     $517                $(20)
                                                         -----               -----
Total income taxes consist of the following components:

=============================================================================
Year ended December 31 (In thousands)                     1998                1997
=============================================================================
Current income taxes                                     $ 976               $ 427
Deferred income taxes                                      (53)                (41)
Investment tax credits, net                               (406)               (406)
                                                         -----               -----
   Total income taxes                                    $ 517               $ (20)
                                                         -----               -----

Investment tax credits have been deferred and are being amortized over the depreciation period of the project property giving rise to the credits.

Total income taxes consist of federal and state components as follows:

=============================================================================
Year ended December 31 (In thousands)                     1998                1997
=============================================================================
Federal income taxes                                     $ (98)              $ (70)
State income taxes                                         615                  50
                                                         -----               -----
   Total income taxes                                    $ 517               $ (20)
                                                         -----               -----

Consistent with the support agreement and rate-making policies of the FERC, the Company has adopted comprehensive interperiod tax allocation. Total deferred income taxes were generated primarily from excess tax depreciation.

The following table identifies the major components of total deferred income taxes:

=============================================================================
At December 31 (In millions)                              1998                1997
=============================================================================
Deferred tax asset:
   Investment tax credits                                $   1               $   1
   All other                                                 2                   2
                                                         -----               -----
                                                             3                   3
                                                         -----               -----
Deferred tax liability:
   Plant related                                           (10)                (10)
   All other                                                (1)                 (1)
                                                         -----               -----
                                                           (11)                (11)
                                                         -----               -----
      Net deferred tax liability                         $  (8)              $  (8)
                                                         -----               -----

Total income taxes in 1998 and 1997 differ from the amounts computed by applying the statutory tax rate to income before taxes, principally due to the amortization of investment tax credits and state income taxes, net of federal tax benefit.

Note D - Short-term Borrowing Arrangements

NEES and certain subsidiaries, including the Company, with regulatory approval, operate a money pool to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the pool at any time without prior notice. The Company had $3,425,000 in short-term borrowings outstanding under this arrangement at December 31, 1998.

The Company has lines of credit totaling $6 million with two banks. There are no compensating balance arrangements and fees are paid in lieu of compensating balances on the lines of credit. The Company had no borrowings against these lines of credit at December 31, 1998. The fair value of the Company's short-term debt equals the carrying value.

Note E - Long-term Debt

At December 31, 1998, the Company had $16,240,000 of outstanding collateralized notes with an interest rate of 8.80 percent and a final stated maturity on April 17, 2006. The Company has made optional prepayments which have shortened the final maturity to August 22, 2004. Substantially all of the properties of the Company are subject to the lien of the mortgage, pursuant to which the notes have been issued. The note agreement requires cash sinking fund installments of $4,624,000 for 1999, $4,032,000 for 2000, $2,112,000 for
2001 through 2003 and $1,248,000 for 2004.

At December 31, 1998, the Company's long-term debt had a carrying value of approximately $16,200,000 and had a fair value of approximately $16,800,000. The fair market value of the Company's long-term debt was estimated based on the current rates offered to the Company for debt of the same remaining maturity.

Note F - Restrictions on Payment of Dividends

Pursuant to the provisions of the note agreement relating to the 8.80 percent notes, payment of dividends on common stock would not be permitted if, after giving effect to such payment of dividends, common equity became less than 10 percent of total capitalization, including short-term debt. Under these provisions, none of the Company's retained earnings at December 31, 1998 were restricted as to common dividends.

Note G - Common Stock and Other Paid-in Capital

The Company reacquired shares of its common stock at a premium in 1998 and
1997 as follows (dollar amounts expressed in thousands):
                                              Reductions to:
                                           =====================================

                                     Common stock
               Number of                Cash     and related              Other paid-          Retained
     Year         shares                paid      premium in capital       earnings
=============================================================================
     1998           10      $292         $10       $240      $42
     1997           20      $559         $20       $480      $59
=============================================================================

Report of Independent Accountants

New England Electric Transmission Corporation:

   In our opinion, the accompanying balance sheets and the related statements of income, of retained earnings, and cash flows present fairly, in all material respects, the financial position of New England Electric Transmission Corporation (the Company), at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






Boston, Massachusetts            PricewaterhouseCoopers LLP
February 23, 1999

Utility Participants
                                                         Percentage
                                                         Participation
                                                         -------------
The Connecticut Light & Power Company                          18.48700%
New England Power Company                                      17.96963
Public Service Company of New Hampshire                        11.84823
Boston Edison Company                                          11.24796
Vermont Electric Power Company*                                 9.48183
Central Maine Power Company                                     6.99346
The United Illuminating Company                                 5.44715
Western Massachusetts Electric Company                          3.75741
Commonwealth Electric Company                                   3.72867
Montaup Electric Company                                        3.57770
Massachusetts Municipal Wholesale Electric Company**            3.45308
Bangor Hydro-Electric Company                                   1.50834
Connecticut Municipal Electric Energy Cooperative               0.82968
Newport Electric Corporation                                    0.44217
Fitchburg Gas & Electric Light Company                          0.42636
Taunton Municipal Lighting Plant                                0.35520
City of Chicopee Municipal Lighting Plant                       0.32263
Holyoke Water Power Company                                     0.12350
                                                              ---------
 Total                                                        100.00000%



*  Representing 22 Vermont utilities
** Representing 29 Massachusetts utilities and one Rhode Island utility
